UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Aqua Metals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03837J101

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03837J101

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		300,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP No. 03837J101

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,160,466
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,160,466
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,160,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 03837J101

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		116,082
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,160,466
PERSON WITH	9	SOLE DISPOSITIVE POWER

116,082
	10	SHARED DISPOSITIVE POWER

2,160,466
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,276,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 03837J101

1	NAME OF REPORTING PERSON

ANTHONY AMBROSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 03837J101

1	NAME OF REPORTING PERSON

ALAN B. HOWE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 03837J101

1	NAME OF REPORTING PERSON

PADNOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		205,200
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

205,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

205,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 03837J101

1	NAME OF REPORTING PERSON

JEFFREY S. PADNOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		118,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		205,200
PERSON WITH	9	SOLE DISPOSITIVE POWER

118,000
	10	SHARED DISPOSITIVE POWER

205,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

323,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 03837J101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)       Philotimo Fund, LP, a Delaware limited partnership (“Philotimo”), with respect to the Shares directly and beneficially owned by it;

(ii)       Kanen Wealth Management, LLC, a Florida limited liability company (“KWM”), as the general partner of Philotimo and with respect to the Shares directly and beneficially owned by it;

(iii)       David L. Kanen, as the managing member of KWM and with respect to the Shares directly and beneficially owned by him and as a nominee for the Board of Directors of the Issuer (the “Board”);

(iv)       Anthony Ambrose, as a nominee for the Board;

(v)       Alan B. Howe, as a nominee for the Board;

(vi)       PADNOS, a Michigan corporation, with respect to the Shares directly and beneficially owned by it; and

(vii)       Jeffrey S. Padnos, with respect to the Shares directly and beneficially owned by him and as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Philotimo, KWM and Mr. Kanen is 5850 Coral Ridge Drive, Suite 309, Coral Springs, Florida 33076. The principal business address of Mr. Ambrose is c/o Data I/O Corporation, 6645 185th Ave. N.E., Suite 100, Redmond, Washington 98052. The principal business address of Mr. Howe is 10755 Scripps Poway Pkwy, #302, San Diego, California 92131. The principal business address of each of PADNOS and Mr. Padnos is 185 W. 8th Street, Holland, Michigan 49423.

(c)       The principal business of each of KWM and Philotimo is investing in securities. The principal occupation of Mr. Kanen is serving as the managing member of KWM. The principal occupation of Mr. Ambrose is serving as Chief Executive Officer of Data I/O Corporation. The principal occupation of Mr. Howe is serving as Managing Partner of Broadband Initiatives, LLC. The principal business of PADNOS is as a recycling company. The principal occupation of Mr. Padnos is serving as Chairman of PADNOS.

(d)       No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

9

CUSIP No. 03837J101

(e)       No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Messrs. Ambrose, Howe, Kanen and Padnos are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,860,466 Shares beneficially owned by KWM is approximately $4,785,626, including brokerage commissions. The aggregate purchase price of the 300,000 Shares beneficially owned by Philotimo is approximately $714,460, including brokerage commissions. The aggregate purchase price of the 116,082 Shares beneficially owned by Mr. Kanen is approximately $268,290, including brokerage commissions.

The Shares purchased by PADNOS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Padnos were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 205,200 Shares beneficially owned by PADNOS is approximately $869,361, excluding brokerage commissions. The aggregate purchase price of the 118,000 Shares beneficially owned by Mr. Padnos is approximately $356,557, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 23, 2018, KWM delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of four highly qualified director candidates, Anthony Ambrose, Alan B. Howe, David L. Kanen and Jeffrey S. Padnos (collectively, the “Nominees”), for election to the Board at the Issuer’s 2018 annual meeting of stockholders (the “Annual Meeting”). The Reporting Persons note that Issuer’s Amended and Restated Bylaws do not include advanced notice provisions for shareholder nominations of director candidates. The Reporting Persons believe that substantial change is required to the composition of the Issuer’s Board to ensure that the best interests of shareholders are paramount in the board room. The Reporting Persons believe that the nominees have the qualifications to not only serve as directors of the Issuer but to help ensure that the required steps are taken to put the Issuer on the right track towards shareholder value creation. The Reporting Persons hope to continue their constructive dialogue with the Issuer’s management team and Board regarding opportunities to unlock value at the Issuer, including changes to Board composition.

10

CUSIP No. 03837J101

Anthony Ambrose, age 56, joined Data I/O Corporation (NASDAQ: DAIO) on October 2012 and has served as President and Chief Executive Officer. Prior to Data I/O Corporation, Mr. Ambrose was Owner and Principal of Cedar Mill Partners, LLC, a strategy consulting firm from 2011 to 2012. From 2007 to 2011, he was Vice President and General Manager at RadiSys Corporation (NASDAQ: RSYS), a leading provider of embedded wireless infrastructure solutions, where he led three product divisions and worldwide engineering. At RadiSys Corporation, he established the telecom platform business and grew it to over $125M in annual revenues. Until 2007, he was general manager and held several other progressively responsible positions at Intel Corporation (NASDAQ: INTC), a technology company, where he led development and marketing of standards based telecommunications platforms, and grew the industry standard server business to over $1B in revenues. Mr. Ambrose was appointed a director of Data I/O Corporation effective October 2012. He is a member of the EvergreenHealth Foundation Board of Trustees. Mr. Ambrose has a B.S. in Chemical Engineering from Princeton University. Mr. Ambrose’s extensive operating experience coupled with his significant executive experience in strategy development, business management, marketing, engineering, and new product development would make him a well-qualified addition to the Board.

Alan B. Howe, age 57, has served as co-founder and managing partner of Broadband Initiatives, LLC, a boutique corporate advisory and consulting firm, since 2001, and provides various strategic and operational consulting services to multiple corporate clients in that role. He served as Vice President of Strategic and Wireless Business Development for Covad Communications, Inc., a national broadband telecommunications company from May 2005 to October 2008. He served as Chief Financial Officer and Vice President of Corporate Development for Teletrac, Inc., a software as a service company and subsidiary of Fortive Corporation (NYSE: FTV) from April 1995 to April 2001. Previously, he held various executive management positions for Sprint Corporation (NYSE: S), a telecommunications company (from December 1991 to April 1995), and Manufacturers Hanover Trust Company (n/k/a JPMorgan Chase & Co.) (NYSE: JPM), a banking and financial services company (from June 1987 to November 1991). He has served on the board of directors of Magicjack Vocaltec Ltd. (NASDAQ: CALL), an internet services provider, since April 2017; Chairman of Data I/O Corporation (NASDAQ: DAIO), a manufacturer of programming and automated device handling systems for programmable circuits, since 2013; Vice Chairman of the board of directors of Determine, Inc. (NASDAQ: DTRM), a software as a service, source-to-pay and enterprise contract lifecycle management (ECLM) solutions provider, since 2009; a board member of Widepoint (NYSE MKT: WYY), a provider of telecommunications solutions, since 2017, and a board member of CafePress (NASDAQ: PRSS), a provider of online customizable products, since 2018. He has also served on a number of private and public boards including in the past five years former reporting companies Qualstar Corporation (NASDAQ: QBAK), a manufacturer of magnetic tape data storage products, from June 2013 to June 2014, and Urban Communications (TSE.V: UBN), a fiber telecommunications company, from June 2016 to November 2017. He has a M.B.A. in Finance from Indiana University and a B.S. – Business Administration and Marketing from University of Illinois. Mr. Howe’s experience in providing board and C-level leadership working with small-cap and micro-cap companies (both public and private) particularly in turnaround situations would make him a well-qualified addition to the Board.

David L. Kanen, age 52, has served as the Portfolio Manager and President of Kanen Wealth Management, LLC, an investment advisory firm,  since 2016. From 2012 to 2016, Mr. Kanen was the Senior Vice President of Investments of Aegis Capital Corporation, a  boutique investment bank and broker-dealer. Prior to that, from 2004 to 2012, he served as a Financial Advisor for a few financial firms, including Pointe Capital Management LLC, First Midwest and Williams Financial Group. He served as the Senior Vice president of Investments of A.G. Edwards & Sons, Inc., a securities broker-dealer and subsidiary of A.G. Edwards, Inc., from 1992 to 2004. He began his career in the financial services industry in 1988 where he worked as investment broker for David Lerner Associates, a securities broker-dealer, until 1992. He received his B.S. from Jacksonville University in 1988. Mr. Kanen’s extensive experience in the financial sector including his time as a seasoned investment professional as the President of Kanen Wealth Management, LLC, would make him a valuable addition to the Board.

11

CUSIP No. 03837J101

Jeffrey S. Padnos, age 69, has served as the Chairman of PADNOS, a provider of scrap processing and management services, since 2016. He joined the family-owned scrap processing and recycling business in 1979 and was promoted to President in 1988. Prior to his service at PADNOS, Mr. Padnos worked as a consultant for McKinsey and Company, a management consulting firm, from 1974 to 1978 where he spent four years with the international management consulting company in the Chicago and New York offices, working on a broad variety of engagements for leading US clients of the firm. He also worked at the New York City Environmental Protection Administration, from 1970 to 1972, where he worked with others to develop practical policies and legislation very early in the environmental movement and implemented the first trial runs in what has become the nation’s largest municipally-run recycling program. He has served on the boards of numerous organizations, including Wausau Insurance, Grand Rapids Symphony, the World Affairs Council, the Alliance for Health, and the Holland Chamber of Commerce. Mr. Padnos received his M.B.A. from Harvard Business School and his A.B. from Harvard College. Mr. Padnos’ extensive experience in operations, including his experience as President of PADNOS, where he helped build the company from one location in Holland, Michigan, to 20 locations in Michigan and northern Indiana, with over 600 employees and sales which have exceeded $500M, would make him a valuable addition to the Board.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 28,694,210 Shares outstanding, as of March 9, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2018.

A.	Philotimo
(a)	As of the close of business on March 23, 2018, Philotimo beneficially owned 300,000 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 300,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 300,000

(c)	Philotimo has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
B.	KWM
(a)	As of the close of business on March 23, 2018, KWM beneficially owned 1,860,466 Shares. KWM, as the general partner of Philotimo, may also be deemed the beneficial owner of the 300,000 Shares owned by Philotimo.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,160,466
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,160,466

12

CUSIP No. 03837J101

(c)	The transactions in the Shares by KWM since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Kanen
(a)	As of the close of business on March 23, 2018, Mr. Kanen directly beneficially owned 116,082 Shares. Mr. Kanen, as the managing member of KWM, may be deemed the beneficial owner of the (i) 1,860,466 Shares owned by KWM and (ii) 300,000 Shares owned by Philotimo.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 116,082
2. Shared power to vote or direct vote: 2,160,466
3. Sole power to dispose or direct the disposition: 116,082
4. Shared power to dispose or direct the disposition: 2,160,466

(c)	The transactions in the Shares by Mr. Kanen since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of KWM since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Mr. Ambrose
(a)	As of the close of business on March 23, 2018, Mr. Ambrose does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ambrose has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
E.	Mr. Howe
(a)	As of the close of business on March 23, 2018, Mr. Howe does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 03837J101

(c)	Mr. Howe has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
F.	PADNOS
(a)	As of the close of business on March 23, 2018, PADNOS beneficially owned 205,200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 205,200
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 205,200

(c)	PADNOS has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
G.	Mr. Padnos
(a)	As of the close of business on March 23, 2018, Mr. Padnos directly beneficially owned 118,000 Shares. Mr. Padnos, as the Chairman of PADNOS, may also be deemed the beneficial owner of the 205,200 Shares owned by PADNOS.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 118,000
2. Shared power to vote or direct vote: 205,200
3. Sole power to dispose or direct the disposition: 118,000
4. Shared power to dispose or direct the disposition: 205,200

(c)	Mr. Padnos has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

KWM, in its role as investment manager to several customer accounts (collectively, the "Accounts") to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer's Shares held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Items 6 is hereby amended to add the following:

On March 23, 2018, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”). The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

14

CUSIP No. 03837J101

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing and Solicitation Agreement by and among the Reporting Persons, dated March 23, 2018.
15

CUSIP No. 03837J101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2018

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

PHILOTIMO FUND, LP

By:	Kanen Wealth Management, LLC its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

/s/ Anthony Ambrose
ANTHONY AMBROSE

/s/ Alan B. Howe
ALAN B. HOWE

PADNOS

By:	/s/ Jeffrey S. Padnos
	Name:	Jeffrey S. Padnos
	Title:	Chairman

/s/ Jeffrey S. Padnos
JEFFREY S. PADNOS

16

CUSIP No. 03837J101

SCHEDULE A

Transactions in the Shares of the Issuer since the filing of Amendment No. 1 the Schedule 13D

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

KANEN WEALTH MANAGEMENT, llC

Purchase of Common Stock	371,456	2.2401	03/05/2018
Sale of Common Stock	(42,831)	2.2401	03/05/2018
Purchase of Common Stock	13,400	2.3200	03/06/2018
Purchase of Common Stock	33,849	2.3197	03/07/2018
Purchase of Common Stock	24,000	2.5164	03/16/2018

DAvid L. Kanen

Purchase of Common Stock	10,906	2.2401	03/05/2018
Sale of Common Stock	(6,230)	2.2401	03/05/2018
Purchase of Common Stock	1,500	2.3200	03/06/2018
Purchase of Common Stock	1,277	2.3197	03/07/2018